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Exhibit (a)(12)

Chiron/Matrix Merger/Acquisition
Questions & Answers #3
For Matrix Employees

        This newsletter, the third of a series, is a joint product of the Human Resources departments of Matrix and Chiron. This edition contains general information of interest to Matrix employees at the Fremont site. If you have questions, the answers of which might be of interest to other Matrix employees, please submit the questions to Gina O'Kennon at 510-494-7754 or gina_okennon@matx.com.

Q #1. How will employment verifications be handled after the transition period, following the closure of the Matrix Fremont site?

A #1. Employment verifications will be handled by the Chiron Human Resources Department. Interested parties should contact H.R. at 510-923-2505 or Chiron Corporation, Employment Verification, Mail Stop Q-110, 4560 Horton Street, Emeryville, CA 94608

Q #2. Whom should I contact for my Matrix 2002 W-2 form or for any other payroll related questions after the Matrix Fremont site is closed?

A #2. Your W-2 from Matrix will be mailed to your home address early in 2003. If you have questions about your W-2 or other payroll related issues, please contact the Chiron Payroll Department at 510-923-8517 or fax 510-923-2504. If you have a change in address, please inform the Payroll Department no later than November 30, 2002. You may also address inquiries to Chiron Corporation, Payroll Dept., Mail Stop R-105, 4560 Horton Street, Emeryville, CA 94608.

Q #3. If I have instructed Charles Schwab to tender my shares of Matrix common stock held in the Matrix 401(k) plan, what will happen to those shares?

A #3. In the event the tender offer is consummated, tendered shares held in the 401(k) plan will be purchased at the tender offer price. See the "Offer to Purchase" for a description of the terms and conditions of the tender offer. In accordance with the terms of the Matrix 401(k) plan, the proceeds will be transferred to the Schwab Institutional Advantage Money Fund.

Q #4. If tender offer closes and I have NOT instructed Charles Schwab to tender my shares of Matrix common stock held in the Matrix 401(k) plan, what will happen to those shares?

A #4. If the tender offer is consummated, then, pursuant to the merger agreement between Chiron and Matrix and subject to the satisfaction or waiver of conditions described in the Offer to Purchase, a merger subsidiary of Chiron will be merged into Matrix. In that merger, all shares held in the Matrix 401(k) plan that have not been tendered and that are not held by Dissenting Stockholders (as that term is defined in the Offer to Purchase) will be converted into the right to receive in cash an amount equal to the tender offer price. See the "Offer to Purchase" for a further description of the terms and conditions of the tender offer and the merger. In accordance with the terms of the Matrix 401(k) plan, the proceeds will be transferred to the Schwab Institutional Advantage Money Fund.

Q #5. If the deal closes and I continue working during the transition period, will my ongoing 401(k) contributions be eligible for employer matching contributions?

A #5. Transition employees working after the deal closes will continue to receive 401(k) match contributions according to the terms of the Plan. However, employer matching contributions will be made in cash, rather than stock. To be eligible for match contributions, you must be contributing to the Plan and you must be employed on the last day of the quarter.

Q #6. Where will 401(k) match contributions be invested?

A #6. The 401(k) match contributions will be invested in the Schwab Institutional Advantage Money Fund.

NOTES:

        This newsletter provides some information on the Matrix and Chiron benefit programs. It is not intended to be a summary plan description or to provide full details. Full details can be found in the official plan documents. In the event of a discrepancy, the plan documents will govern.

        Matrix Pharmaceutical, Inc. stockholders are advised to read Chiron Corporation's Tender Offer Statement on Schedule TO and Matrix's Solicitation/Recommendation Statement on Schedule 14D-9 because they contain important information. The Schedule TO, the Schedule 14D-9 and other filed documents are available for free at the Securities and Exchange Commission's website at www.sec.gov. In addition, the Schedule TO is available from Chiron Corporation, 4560 Horton Street, Emeryville, California 94608, Telephone: 510-655-8729, and the Schedule 14D-9 is available from Matrix Pharmaceutical, Inc., 34700 Campus Drive, Fremont, California, 94555, Telephone: 510-742-9900.

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  Exhibit (a)(12)
Chiron/Matrix Merger/Acquisition Questions & Answers #3 For Matrix Employees